Shanda Acquires Online Game Company Aurora Technology

Shanghai, China—July 5, 2007—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that it has signed an agreement to acquire Chengdu Aurora Technology Development Co. Ltd, or Aurora Technology, a leading developer and operator of massively multiplayer online role playing games, or MMORPG, in China. Aurora Technology currently operates two in-house developed 3D MMORPGs, Feng Yun Online and Legend Online, in mainland China.

Established in July 2004, Aurora Technology is recognized as one of the top brands in the domestic MMORPG market, with experienced team members and strong operational capabilities. The company also has an extensive nationwide online and offline multi-channel pre-paid game card distribution network. The company’s flagship game, Feng Yun Online, is a 3D MMORPG inspired by Chinese folk stories. The game was an immediate success following its commercial launch in December 2006 and is enjoyed by over 6 million registered users. In the second quarter of 2007, Feng Yun Online recorded nearly 1.5 million active accounts. Aurora Technology’s Legend Online is also a 3D MMORPG based on Chinese mythology and folklore.

“Aurora Technology is a leading 3D MMORPG developer and operator in China. The acquisition of Aurora Technology expands our user base, enriches our content portfolio, and provides us with immediate and significant revenue,” said Tianqiao Chen, Chairman and CEO of Shanda. “Both Feng Yun Online and Legend Online are excellent additions to our existing 3D MMORPG portfolio and we plan to utilize our strong operating platform and operational expertise to better monetize these titles. In addition, the acquisition will also help us establish a new R&D center in Chengdu, which is one of Western China’s major cities, to make full use of local talents and technologies for game development. Given the complementary nature of Aurora Technology’s and Shanda’s operations, we are confident in the timely and seamless integration of the two businesses.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the development and operating capacity of Aurora Technology, potential synergy and revenue contribution of the acquisition, the integration of the two companies’ operations following the acquisition, and the future appeal of Aurora Technology’s games to users in China. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations include but not limited to the risk that integration of Aurora Technology is not successful or takes longer than anticipated, that Aurora Technology’s games are not well received by users in China, that the anticipated synergies between the two companies do not materialize, that the anticipated revenue contribution is not realized, and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

CONTACT
Shanda Interactive Entertainment Ltd.
Daniel Zhang
Chief Financial Officer
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
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